# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Four Seasons Education (Cayman) Inc., CIK 0001709819
CUSIP: 35101A309
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, SHANGHAI, China (F4), 200040
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001730179

## Reporting persons
- Four Seasons Education Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,372,401; sole dispositive power 8,372,401; aggregate amount beneficially owned 8,372,401 (37% of the class)
  Comment: Mr. Tian Peiqing is the 100% shareholder of Four Seasons Education Holdings Limited.
- Tian Peiqing: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 8,997,401; sole dispositive power 8,997,401; aggregate amount beneficially owned 8,997,401 (39.8% of the class)

## Item 1. Issuer
Name of issuer: Four Seasons Education (Cayman) Inc.
Address of issuer's principal executive offices: Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, China.

## Item 2. Person Filing
Name of person filing:
Four Seasons Education Holdings Limited
Tian Peiqing
Address of principal business office or, if none, residence: The principal business office of Four Seasons Education Holdings Limited and Peiqing Tian is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, China
Citizenship: Four Seasons Education Holdings Limited - British Virgin Islands; Tian Peiqing - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Represents 8,372,401 ordinary shares ultimately owned by Mr. Tian Peiqing through his wholly-owned company, Four Season Education Holdings Limited, 12,500 ordinary shares directly held by Mr. Tian in the form of ADSs purchased on the open market, and 612,500 ordinary shares underlying the share options owned by Mr. Tian which will vest within 60 days after March 31, 2026. Pursuant to Section 13(d) of the Act, Tian Peiqing may be deemed to have beneficial ownership of the ordinary shares held by Four Seasons Education Holdings Limited.
Percent of class: The percentage is calculated based upon 22,614,376 ordinary shares outstanding as of December 31, 2025. One American depositary share represents ten ordinary shares. As of March 31, 2026, Mr. Tian Peiqing may be deemed to beneficially own approximately 39.8% of the total ordinary shares outstanding.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (https://www.sec.gov/Archives/edgar/data/1709819/000156459018001811/pt-ex99_6.htm)

## Signatures
- Four Seasons Education Holdings Limited: /s/ Tian Peiqing, Authorized Signatory (05/13/2026)
- Tian Peiqing: /s/ Tian Peiqing, Tian Peiqing (05/13/2026)